                                                                    Exhibit 99.8

                      THE MAURY PEOPLE, INC.

                      FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 1997 AND MAY 26, 1998
                      TOGETHER WITH REPORT OF INDEPENDENT
                          PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To The Maury People, Inc.:

We have audited the accompanying balance sheets of The Maury People, Inc. (a Massachusetts corporation) as of December 31, 1997 and May 26, 1998, and the related statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1997 and the period from January 1, 1998 through May 26, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Maury People, Inc., as of December 31, 1997 and May 26, 1998, and the results of its operations and its cash flows for the year ended December 31, 1997 and the period from January 1, 1998 through May 26, 1998, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP


Houston, Texas
July 24, 1998

                             THE MAURY PEOPLE, INC.

                                 BALANCE SHEETS
                        (In thousands, except share data)

                                                                                               December 31,   May 26,
                                                                                                  1997         1998
                                                                                               ------------   -------
                                     ASSETS
 CURRENT ASSETS:
    Cash and cash equivalents                                                                     $297          $535
    Cash held in escrow                                                                            553            76
    Accounts receivable                                                                             --            50
    Prepaid expenses and other current assets                                                       19            --
                                                                                                  ----          ----
               Total current assets                                                                869           661

 PROPERTY AND EQUIPMENT, net                                                                        99            87

                                                                                                  ----          ----
               Total assets                                                                       $968          $748
                                                                                                  ----          ----
                                                                                                  ----          ----
              LIABILITIES AND STOCKHOLDERS' EQUITY

 CURRENT LIABILITIES:
    Escrow deposits on real estate sales                                                          $553          $ 73
    Payable to property owners                                                                     103           257
    Accounts payable and accrued liabilities                                                       224           282
                                                                                                  ----          ----
               Total current liabilities                                                           880           612

 COMMITMENTS AND CONTINGENCIES

 STOCKHOLDERS' EQUITY:
    Common Stock, no par; 1,000 shares authorized; 200 shares issued
        and outstanding                                                                              1             1
    Retained earnings                                                                               87           135

                                                                                                  ----          ----
               Total stockholders' equity                                                           88           136

                                                                                                  ----          ----
               Total liabilities and stockholders' equity                                         $968          $748
                                                                                                  ----          ----
                                                                                                  ----          ----


   The accompanying notes are an integral part of these financial statements.

                             THE MAURY PEOPLE, INC.

                            STATEMENTS OF OPERATIONS
                                 (In thousands)

                                                                 January 1
                                             Year ended           Through
                                            December 31,          May 26,
                                                1997               1998
                                            ------------         ---------
REVENUES:
   Real estate commissions, net               $  829               $  259

   Property rental fees, net                     354                  180

                                              ------               ------
              Total revenues                   1,183                  439

OPERATING EXPENSES                               211                   89

GENERAL AND

ADMINISTRATIVE EXPENSES                          682                  251

                                              ------               ------
   Income from operations                        290                   99

OTHER INCOME:
   Interest income, net                           28                    5

                                              ------               ------
NET INCOME                                    $  318               $  104
                                              ------               ------
                                              ------               ------


   The accompanying notes are an integral part of these financial statements.

                             THE MAURY PEOPLE, INC.

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                        (In thousands, except share data)

                                                    Common Stock
                                                    ------------                  Retained
                                              Shares           Amount             Earnings              Total
                                              ------           ------             --------              -----

BALANCE, December 31, 1996                    $ 200              $   1              $ (84)              $ (83)
   Net income                                    --                 --                318                 318
   Distributions                                 --                 --               (147)               (147)
                                              -----              -----              -----               -----

BALANCE, December 31, 1997                      200                  1                 87                  88
   Net income                                    --                 --                104                 104
   Contributions                                 --                 --                136                 136
   Distributions                                 --                 --               (192)               (192)
                                              -----              -----              -----               -----

BALANCE May 26, 1998                          $ 200              $   1              $ 135               $ 136
                                              -----              -----              -----               -----
                                              -----              -----              -----               -----

   The accompanying notes are an integral part of these financial statements.

                             THE MAURY PEOPLE, INC.

                            STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                      January 1
                                                                 Year ended            Through
                                                                December 31,           May 26,
                                                                    1997                1998
                                                                ------------          ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                      $ 318                $ 104
   Adjustments to reconcile net income to net cash
       provided by operating activities-
       Depreciation                                                   28                   12
   Changes in operating assets and liabilities-
       Cash held in escrow                                          (184)                 477
       Accounts receivable                                            --                  (50)
       Escrow deposits on real estate sales                          184                 (480)
       Prepaid expenses and other current assets                      (6)                  19
       Payable to property owners                                     32                  154
       Accounts payable and accrued liabilities                        1                   54
                                                                   -----                -----
              Net cash provided by operating activities              373                  290
                                                                   -----                -----
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                                (77)                  --
                                                                   -----                -----
              Net cash used in investing activities                  (77)                  --
                                                                   -----                -----
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from note payable                                         50                   --
   Payments on note payable                                          (50)                  --
   Distributions to stockholders                                    (147)                (188)
   Contributions                                                      --                  136
                                                                   -----                -----
              Net cash used in financing activities                 (147)                 (52)
                                                                   -----                -----
NET INCREASE IN CASH AND CASH EQUIVALENTS                            149                  238

CASH AND CASH EQUIVALENTS, beginning of period                       148                  297
                                                                   -----                -----
CASH AND CASH EQUIVALENTS, end of period                           $ 297                $ 535
                                                                   -----                -----
                                                                   -----                -----
SUPPLEMENTAL DISCLOSURE OF NON-CASH
   FINANCING ACTIVITIES:
       Accrued distribution to stockholder                         $  --                $   4
                                                                   -----                -----
                                                                   -----                -----


   The accompanying notes are an integral part of these financial statements.

                             THE MAURY PEOPLE, INC.

                          NOTES TO FINANCIAL STATEMENTS

1.   BUSINESS AND ORGANIZATION:

The Maury People, Inc. (the "Company") is a Massachusetts corporation which provides vacation property rentals and sales on the island of Nantucket off the coast of Massachusetts. The Company provides non-exclusive rental services for approximately 1,200 rental units. The Company's property rental operations are seasonal, with peaks during the first and fourth quarters of the year.

On May 26, 1998 ResortQuest International, Inc. ("ResortQuest") consummated its initial public offering and acquired all of the outstanding stock of the Company in exchange for cash and shares of ResortQuest common stock (the "Combination"). In connection with the Combination, the owner agreed to reductions in salary and benefits which would have reduced general and administrative expenses by approximately $142,000 and $0 for the year ended December 31, 1997 and the period January 1, 1998 through May 26, 1998. In addition, the stockholder retained non-operating assets and assumed or retired certain liabilities that were excluded from the Combinations and the purchase price for the Company was adjusted for certain working capital adjustments of approximately $4,000.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Revenue Recognition

The Company records property rental fees upon the receipt of customer deposits. The Company requires a deposit equal to 100% of the rental fee 45 days prior to the expected arrival date. Since these deposits are non-refundable, the Company records its fees and a payable to property owners in the accompanying financial statements. The Company records revenue for cancellations as they occur.

Commissions on real estate sales are recognized at closing and are recorded net of the related commission expense to unaffiliated brokers. The Company recognized commission revenues of $1,949,000 and $752,000 and commission expense of $1,120,000 and $493,000 to affiliated brokers for the year ended December 31, 1997 and the period January 1, 1998 through May 26, 1998.

     Operating Expenses

Operating expenses include agent commissions, salaries, communications, advertising, and other costs associated with managing and selling properties.

     Cash and Cash Equivalents

For the purposes of the balance sheets and statements of cash flows, the Company considers all investments with original maturities of three months or less to be cash equivalents.

     Property and Equipment

Property and equipment are stated at cost, and depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

     Income Taxes

The Company has elected S Corporation status as defined by the Internal Revenue Code and state tax statutes, whereby the Company is not subject to taxation for federal or state purposes. Under S Corporation status, the stockholders report their share of the Company's taxable earnings or losses in their personal tax returns.

     Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Concentration of Risk

The Company's operations are exclusively on Nantucket Island.

3.   DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS:

Property and equipment consisted of the following (in thousands):

                                              Estimated
                                            Useful Lives          December 31,        May 26,
                                              In Years                1997              1998
                                            ------------          ------------        -------
Leasehold improvements                           10                  $   56            $   56
Office equipment                                  5                     152               152
                                                                     ------             -----
                                                                        208               208
Less - Accumulated depreciation                                        (109)             (121)
                                                                     ------             -----
Property and equipment, net                                          $   99            $   87
                                                                     ------             -----
                                                                     ------             -----

Accounts payable and accrued liabilities consisted of the following (in thousands):

                                                          December 31,         May 26,
                                                              1997               1998
                                                          ------------         -------
Accrued rental commissions                                   $ 66                $ 13
Accrued sales commissions                                      51                  --
Security deposits                                              --                 166
Accounts payable and other accrued liabilities                107                  99
                                                             ----                ----
Total accounts payable and accrued liabilities               $224                $278
                                                             ----                ----
                                                             ----                ----


4.   COMMITMENTS AND CONTINGENCIES

     Lease Obligation

The Company leases equipment and office space under noncancelable operating leases expiring at various times through 2004. Rental expense was approximately $166,000 and $70,000 for the year ended December 31, 1997 and the period January 1, 1998 through May 26, 1998, respectively.

The minimum future rental payments under noncancelable operating leases are as follows (exclusive of certain pass through expenses such as real estate taxes and common area maintenance expenses and exclusive of Consumer Price Index adjustments):


                Remainder of 1998                              $   96
                1999                                              204
                2000                                              197
                2001                                              195
                2002                                              188
                Thereafter                                        232
                                                               ------
                                                               $1,112
                                                               ------
                                                               ------



     Litigation

The Company is involved in certain legal actions arising in the ordinary course of business. Management does not believe that the outcome of such legal actions will have a material adverse effect on the Company's financial position or results of operations.

     Insurance

The Company carries a broad range of insurance coverage, including multiperil, workers' compensation and an error and omissions policy. The Company has not incurred significant claims or losses on any of its insurance policies during the periods presented in the accompanying financial statements.

5.   RELATED PARTIES:

At present, the Company intends to transfer its offices to facilities owned by a trust of which the owner is the primary beneficiary upon expiration of its existing lease on March 31, 1999. The new lease term extends through March 2004, with a five year extension option. Annual rent payments begin at $185,400 and increase based on increases in the Consumer Price Index subject to a 6% annual ceiling on increases.

6.   NOTE PAYABLE:

During 1997, the Company had a $50,000 note payable to a bank, due in one payment consisting of principal and interest. The note bore interest at 6.35%. The note was secured by a security interest in a deposit account . The note was paid in full during 1997.

7.   BENEFIT PLAN:

For all eligible employees, the Company sponsors a defined benefit pension plan. Plan benefits are based on years of service and compensation. The Company's funding policy is to make contributions at a minimum in accordance with the requirements of applicable laws and regulations, but no more than the amount deductible for income tax purposes. The components of net pension expense for the Company's retirement plan, based upon the latest actuarial valuation available, for the year ended December 31, 1997 are presented below:

     Service cost                                                     $  1,459
     Interest cost                                                      39,420
     Actual return on plan assets                                      (95,338)
     Net amortization and deferral                                      75,875
                                                                      --------
                   Net periodic pension expense                       $ 21,416
                                                                      --------
                                                                      --------


The funded status of the Company's retirement plan and amounts included in the Company's balance sheet at December 31, 1997 are set forth in the following table:

     Actuarial present value of benefit obligations:

     Accumulated benefit obligation                                  $ 602,557
                                                                     ---------
                                                                     ---------
     Projected benefit obligation                                    $ 602,557
     Plan assets at fair value                                         635,448
                                                                     ---------
     Plan assets in excess of projected benefit obligations             32,891
     Unrecognized net gain                                             (70,894)
     Unrecognized net transition obligation                             38,637
                                                                     ---------
                   Prepaid pension asset                             $     634
                                                                     ---------
                                                                     ---------

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligations was 7.0%. The expected long-term rate of return on assets was 5.0%.

In connection with the Combination, the Plan's sponsorship was transferred to the stockholder.

Therefore, subsequent to the date of these financial statements, the Company is no longer responsible for the sponsorship of the Plan or any related liability. The net periodic pension expense for the period from January 1, 1998 through May 26, 1998 was immaterial.